UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)



                                   SICOR Inc.
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)



                                   372450 10 6
                 -------------------------------------------
                                 (CUSIP Number)


                         May 20, 1999 and June 10, 1999
                 -------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     /___/          Rule 13d-1(b)

     / X /          Rule 13d-1(c)

     /___/          Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 5 Pages

--------------------------------------------------------------------------------
1.       Names of Reporting Persons         Luigi Ratti

         S.S. or I.R.S. Identification
         Nos. of Above Persons

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [    ]
         (b)      [    ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                              Italy

--------------------------------------------------------------------------------
                           5.       Sole Voting Power                  1,763,000
  Number of
    Shares                 -----------------------------------------------------
 Beneficially              6.       Shared Voting Power                5,750,000
  Owned by
     Each                  -----------------------------------------------------
  Reporting
    Person                 7.       Sole Dispositive Power             1,763,000
     With
                           -----------------------------------------------------
                           8.       Shared Dispositive Power           5,750,000

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                                      7,513,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares
         (see Instructions) [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    8.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                             IN

--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

Item 1(a)           Name of Issuer:      SICOR Inc.
                    --------------

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------
                    19 Hughes, Irvine, CA 92618


Item 2(a)           Name of Person Filing:                Luigi Ratti
                    ---------------------


                           Item 2(b)        Address of Principal Business Office
                                            ------------------------------------
                                            or, if None, Residence:
                                            ----------------------


                           Attn:
                                   30 via Riva Paradiso
                                   6902 Lugano (CH), Switzerland

Item 2(c)           Citizenship:         Italy
                    -----------


Item 2(d)           Title of Class of Securities  Common Stock
                    ----------------------------


Item 2(e)           CUSIP Number: 372450-10-6
                    ------------

Item 3.             If this statement is filed pursuant to Rule 13d-1(b)
                    -----------------------------------------------------
                    or 13d-2(b), check whether the person filing is a:
                    -------------------------------------------------

         (a)        [  ]  Broker or Dealer registered under section 15 of
                          the Act

         (b)        [  ]  Bank as defined in section 3(a)(6) of the Act

         (c)        [  ]  Insurance Company as defined in section 3(a)(19)
                          of the Act

         (d)        [  ]  Investment Company registered under section 8 of
                          the Investment Company Act

         (e)        [  ]  Investment Adviser registered under section 203 of
                          the Investment Advisers Act of 1940

         (f)        [  ]  Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee
                          Retirement Income Security Act of 1974 or
                          Endowment Fund

         (g)        [  ]  Parent Holding Company, in accordance with section
                          240.13d-1(b)(ii)(G)


                               Page 3 of 5 Pages

         (h)        [  ]  Group, in accordance with section 240.13d-1(b(1(ii)(H)

                    N.A.


Item 4.             Ownership.
                    ---------

         (a)        Amount Beneficially Owned:            7,513,000

         (b)        Percent of Class:       8.5%

         (c)        Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:   1,763,000

                    (ii)   shared power to vote or to direct the vote: 5,750,000

                    (iii)  sole power to dispose or to direct the
                           disposition of:                             1,763,000

                    (iv)   shared power to dispose or to direct the
                           disposition of:                             5,750,000


Item 5.             Ownership of Five Percent or Less of a Class.
                    --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.             Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person.
                    ------

                    N.A.

Item 7.             Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company.
                    ---------------

                    Mr. Ratti has a controlling interest in Stamford Investments LTD. which beneficially owns 5,750,000 shares of Common Stock of SICOR Inc. reported in this schedule.

Item 8.             Identification and Classification of Members of the Group.
                    ---------------------------------------------------------

                    N.A.

Item 9.             Notice of Dissolution of Group.
                    ------------------------------

                    N.A.

Item 10.            Certification.
                    -------------

                    N.A.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 10, 2000

                                  Signature
                                  ---------


                                   /s/ Mr. Luigi Ratti
                                  ----------------------------------------------

                                  Mr. Luigi Ratti

                                  Page 5 of 5